Air Europa SUMA Expands Partnership With Points To Enhance Loyalty Program

Air Europa’s loyalty program leverages Points Travel services for members to gain access to over 300,000 hotels

TORONTO, June 19, 2018 (GLOBE NEWSWIRE) -- Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that it has expanded its partnership with Air Europa SUMA, the loyalty program of Air Europa, to leverage Points Travel services, the industry leading white label hotel platform for access to over 300,000 hotels at the click of a button.

Through a single integration with Points’ Loyalty Commerce Platform, which powers Points Travel services, Air Europa SUMA’s members now have the ability to earn or redeem miles when booking on over 300,000 hotels across the globe. This significant program enhancement follows a successful partnership launch in 2017 with Points, when Air Europa SUMA leveraged Points’ platform to offer its program members the ability to buy miles to redeem for flights with Air Europa or its partner airlines.

“This is a great opportunity for our Loyalty Program to incorporate Points’ hotel booking services to be able to offer more benefits and Miles to our customers,” said Sandra Lenis, Senior VP Product & Customer at Air Europa. “Air Europa SUMA is one of the most generous Frequent Flyer Programs around the world, and there is no doubt that Points Travel services will bring additional successful services to engage our shared customers.”

“As Air Europa SUMA is a relatively new program, we are delighted that they chose Points to partner with to support their impressive growth. Through a single integration into our Loyalty Commerce Platform they have the ability to add multiple products to their program without the hassle of working with multiple organizations,” said Rob MacLean, CEO of Points. “This partnership should empower Air Europa SUMA’s members to do more with their miles. We look forward to continuing to support their program growth, leveraging our platform to power new features and offering more flexibility to members for many years to come.”

Points Travel can be quickly integrated into any loyalty program's web and mobile properties to create a highly-converting, travel eCommerce offering that is program-branded and leverages the capabilities of the Points Loyalty Commerce Platform. The user experience is simple and intuitive, taking members from consideration to purchase in just a few clicks, ultimately rewarding members with thousands of points or miles as well as being able to redeem points for bookings at thousands of hotels and car rental companies around the world.

For more information, visit the Air Europa implementation of the Points Travel platform at - https://sumahotels.pointshound.com

About Points International

Points, (TSX:PTS) (Nasdaq:PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

About Air Europa

Air Europa is a member of the SkyTeam alliance, formed by 20 airlines that provide access to a global network with over 16,270 daily flights to 1,057 destinations in 179 countries. The Air Europa fleet is one of the most modern in Europe. It consists of 51 aircraft with an average age of less than 4 years old. The company is part of the Globalia Group, the largest Spanish tourism conglomerate, and it is a leader in environmental conservation processes. In 2011, a report by the German environmental organization Atmosfair described Air Europa as “the world's most efficient airline in short and medium-distance routes”. In 2017, Air Europa transported more than 10.3 million passengers.

More information about Air Europa can be found on its official website www.aireuropa.com or its social media accounts on Facebook, Twitter, Linkedin and Instagram.

CONTACT
Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
+1 649-539-1310